FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 33 DATED APRIL 7, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 33, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements), Supplement No. 23 dated December 2, 2014, Supplement No. 24 dated December 10, 2014, Supplement No. 25 dated December 23, 2014, Supplement No. 26 dated January 15, 2015, Supplement No. 27 dated January 26, 2015, Supplement No. 28 dated February 3, 2015, Supplement No. 29 dated February 10, 2015, Supplement No. 30 dated February 17, 2015, Supplement No. 31 dated March 2, 2015 and Supplement No. 32 dated March 10, 2015. This Supplement No. 33 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26, Supplement No. 27, Supplement No. 28, Supplement No. 29, Supplement No. 30, Supplement No. 31 and Supplement No. 32. This Supplement No. 33 will be delivered with the Prospectus, Supplement No. 22, Supplement No. 23, Supplement No. 24, Supplement No. 25, Supplement No. 26, Supplement No. 27, Supplement No. 28, Supplement No. 29, Supplement No. 30, Supplement No. 31 and Supplement No. 32. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 33 are to provide:

•	an update on the status of the offering; and

•	information regarding the acquisition of Glenwood Crossing, Rosewick Crossing, and Waterford Park Plaza.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of April 2, 2015, we had raised aggregate gross offering proceeds of approximately $731.2 million from the sale of approximately 29.4 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

Glenwood Crossing

On March 27, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 101,021 rentable square feet located on approximately 13.8 acres of land in Cincinnati, Ohio (“Glenwood Crossing”) for approximately $7.1 million, exclusive of closing costs. In connection with the acquisition of Glenwood Crossing, we paid our Advisor Entities an acquisition fee of $72,750 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of Glenwood Crossing (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this public offering. Glenwood Crossing was purchased from Glenwood Crossing LLC, an Ohio limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Glenwood Crossing was 96% leased to 11 tenants, including a Kroger grocery store, which occupies 62,541 square feet at Glenwood Crossing. Based on the current condition of Glenwood Crossing, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Glenwood Crossing is adequately insured.

Rosewick Crossing

On April 2, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 115,972 rentable square feet located on approximately 20.6 acres of land in La Plata, Maryland (“Rosewick Crossing”) for approximately $25.0 million, exclusive of closing costs. In connection with the acquisition of Rosewick Crossing, we paid our Advisor Entities an acquisition fee of $250,000 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of Rosewick Crossing (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this public offering. Rosewick Crossing was purchased from Excel Rosewick LLC, a Delaware limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Rosewick Crossing was 82% leased to 12 tenants, including a Giant grocery store, which occupies 61,932 square feet at Rosewick Crossing. Based on the current condition of Rosewick Crossing, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Rosewick Crossing is adequately insured.

Waterford Park Plaza

On April 6, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 127,586 rentable square feet located on approximately 14.55 acres of land in Plymouth, Minnesota (“Waterford Park Plaza”) for approximately $19.5 million, exclusive of closing costs. In connection with the acquisition of Waterford Park Plaza, we paid our Advisor Entities an acquisition fee of $195,000 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of Waterford Park Plaza (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this public offering and proceeds from a mortgage loan assumed in connection with the acquisition. Waterford Park Plaza was purchased from Provident/Waterford, LLC, a Minnesota limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Waterford Park Plaza was 96% leased to 24 tenants, including a Cub Foods grocery store, which occupies 64,673 square feet at Waterford Park Plaza. Based on the current condition of Waterford Park Plaza, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Waterford Park Plaza is adequately insured.